Room 4561

July 26, 2006

Mr. Leonard M. Fertig
Chief Executive Officer
Futuremedia Public Limited Company
Nile House, Nile Street
Brighton, East Sussex BN1 1HW
England

Re: Futuremedia Public Limited Company
Amendment No. 5 to Registration Statement on Form F-3 filed July 17, 2006
File No. 333-131314

Dear Mr. Fertig:

We have reviewed your amended filing and have the following additional comments.

Amendment No. 5 to Registration Statement on Form F-3

1.   We note your response to comment 2 of our letter dated July 6, 2006. Your response and revised disclosure appears to address the operation of the second part of Section 3(a)(ii)(A) of your convertible note. It does not appear, however, to address the first part of Section 3(a)(ii)(A), which states that the holder of the note, Cornell Capital, makes the determination as to whether a conversion request would cause their aggregate holdings to exceed 4.9 percent. Accordingly, it appears that Section 3(a)(ii)(A) in conjunction with Section 3(a)(i)(B)(4) does not operate as a blanket restriction but, rather, provides a mechanism in which Cornell Capital may request conversion that would result in their aggregate holdings exceeding 4.9 percent. As a result, Section 3(a)(i)(B)(4) would operate to cause the repayment of such excess in cash at the *option* of Cornell Capital. Please advise whether this "mechanism" affords Cornell Capital continuing investment discretion with respect to their investment.

2.   Please explain to us your statement in response to comment 2 of our letter dated July 6, 2006 and on page 27 of your disclosure that Cornell Capital has the option to have you return the excess principal amount. It is unclear whether Cornell Capital may have the amount requested for conversion reduced to the required 4.9 percent threshold amount or have you repay the excess principal amount in cash.

3.   We note the recent amendment to the registration rights agreement with Cornell Capital setting forth a July 31, 2006 deadline with respect to the effectiveness of this registration statement. Please revise your disclosure to discuss this deadline requirement and the possible consequences as a result of missing the deadline.

Risk Factors

Cornell Capital Partners, LP could hold a large percentage…, page 13

4.   Please revise the heading in this risk factor to expressly state the percentage of your issued and outstanding ADSs represented by Cornell Capital's investments in you.

Cornell Capital Partners, LP's interests may conflict…, page 13

5.   Please elaborate on how any conflicts between Cornell Capital and you or your shareholders may be resolved.

Selling Shareholders, page 22

6.   We note your response to comment 9 of our letter dated July 6, 2006 and that your share calculation excluded the outstanding warrants held by Cornell Capital. It appears that the warrants should be included in your computations pursuant to Item 403 of Regulation S-K and Rule 13d-3(d)(1)(i)(A) under the Exchange Act. We note your statement that Cornell Capital has agreed to not exercise such warrants if their ownership exceeds 4.9 percent. It appears, however, that it is a possibility for Cornell Capital to exercise the warrants within the 60 days set forth in Rule 13d-3(d)(1)(i) without surpassing the 4.9 percent threshold.

7.   Your disclosure indicates that Cornell Capital would benefically own no ADSs in Futuremedia if all ADSs were sold pursuant to this offering. The offering, however, relates to only 18,784,020 ADSs and Cornell Capital appears to beneficially own far in excess of such number of ADSs prior to the offering as disclosed elsewhere in the filing. Please revise as appropriate.

Exhibit 5.1

8.   We note your revised legal opinion that addresses the shares to be issued under the convertible note and warrant as well as the shares already issued as a result of a partial conversion of the note. Your opinion, however, does not appear to specifically address the 187,500 ADSs that were issued to Cornell Capital at the consummation of your December 2005 transaction. Please revise to specifically identify by quantity and otherwise the shares being registered for resale as well as to have counsel's opinion apply to all shares being registered.

*   *   *   *

As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
       Mark A. Dorff, Esq.
       Brown Rudnick Berlack Israels LLP
       Facsimile: + 44 20 7851 6100

       Daniel Gusenoff, Esq.
       Brown Rudnick Berlack Israels LLP
       Facsimile: (617) 856-8201